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EXHIBIT 23.1

To the Board of Directors
Click Commerce, Inc.:

        We consent to the incorporation by reference in this Registration Statement on Form S-8 of Click Commerce, Inc. of our reports dated January 24, 2003, except for note 16, which is as of March 6, 2003, with respect to the consolidated balance sheets of Click Commerce, Inc. as of December 31, 2002 and 2001, and the related consolidated statements of operations and comprehensive loss, shareholders' equity (deficit) and cash flows, and the related consolidated financial statement schedule for each of the years in the three-year period ended December 31, 2002, which reports appear in the annual report on Form 10-K of Click Commerce, Inc. for the year ended December 31, 2002.

/s/ KPMG LLP

Chicago, Illinois
July 30, 2003

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  EXHIBIT 23.1